Exhibit 99.1

FOR IMMEDIATE RELEASE

DRAGONWAVE ANNOUNCES AMENDED AGREEMENT AND CLOSING DATE FOR TRANSACTION WITH NOKIA SIEMENS NETWORKS

Amended agreement provides greater flexibility to respond to market dynamics and enhances delivery of new product features

Ottawa, Canada, May 3, 2012 - DragonWave Inc. (TSX: DWI, NASDAQ: DRWI) today announced that it has reached an amended agreement for DragonWave’s acquisition of Nokia Siemens Networks’ microwave transport business including its associated operational support system (OSS) and related support functions. The amended agreement simplifies the transaction, and is intended to provide both companies with greater flexibility to adapt to changing market environments and enhance the delivery of customer-valued product features. In accordance with the amended agreement the planned closing date is June 1, 2012, subject to closing conditions.

Under the terms of the amended agreement, DragonWave becomes the preferred strategic supplier of packet microwave and related products to Nokia Siemens Networks and the two companies are to jointly coordinate technology development activities. The Nokia Siemens Networks microwave transport assets in Italy, including its employees, will not transfer to DragonWave under the amended agreement. DragonWave is to enter into a services agreement with Nokia Siemens Networks for outsourced R&D, product management, sales support and operations functions. This is aimed at enhancing the ability of DragonWave to continue to deliver on critical customer deliveries. The service agreement contemplates the potential transfer of the Microwave Transport assets in Italy to DragonWave upon its termination.

DragonWave believes the acquisition and associated supply agreements will accelerate innovation in backhaul products, supporting world-class microwave solutions for mobile operators. Nokia Siemens Networks is to retain responsibility for its existing solution sales and associated services for microwave transport. DragonWave will be responsible for developing and manufacturing the microwave transport products.

“DragonWave is pleased and proud to be forming this comprehensive strategic partnership with a recognized world-class solutions provider for mobile broadband networks,” said DragonWave President and CEO Peter Allen. “I am confident that Nokia Siemens Networks’ long-standing, strong relationships with global tier-one mobile operators, combined with DragonWave’s focus and proven capability for delivering innovative packet microwave product solutions will create strategic advantage for both partners and positive benefits to customers, employees and shareholders.

“This strategic partnership is truly transformational for DragonWave, bringing us into key new markets throughout the world,” continued Mr. Allen. “We believe that through this strategic relationship, customers will receive comprehensive, end-to-end solutions comprising high-

quality services and sales support from Nokia Siemens Networks and a full portfolio of industry-best products from DragonWave. Our increased scale and customer footprint, and significantly enhanced resources and capabilities all provide solid pillars for rapid innovation and broader market penetration.”

The Business is to be acquired through one of DragonWave’s wholly-owned subsidiaries, DragonWave S.à r.l. and other indirect wholly-owned subsidiaries. The purchase price paid on closing will include approximately 11.7 million euros in cash, subject to customary purchase price adjustments, and common shares of DragonWave with a value of 5 million euros which are subject to a lock-up restricting sale or disposition of the shares (subject to customary exceptions). DragonWave will also acquire other assets under a capital asset lease or other deferred sale arrangements with a value of approximately 3.6 million euros. In keeping with the simplification of the transaction, the sales performance based earn-out payments have been eliminated.

DragonWave will finance the transaction through a combination of cash on its balance sheet and increased debt facilities provided by Comerica Bank and Export Development Canada.

The acquisition of the operations in China is expected to be formally completed in the second half of 2012, once all of the licenses and permissions to do so are in place. Approximately 130 employees of Nokia Siemens Networks based in Shanghai would transfer to DragonWave at that time. DragonWave believes that this acquisition provides transferring employees with attractive new opportunities in a solid, technologically advanced company, with its focus on their core areas of expertise.

This transaction is a “significant acquisition” for DragonWave under applicable securities laws and accordingly, DragonWave will file a business acquisition report within the prescribed period.

Conference Call and Webcast

DragonWave will discuss the agreement further in its financial results conference call and webcast on May 3, 2012 beginning at 8:30 a.m. Eastern Time.

Webcast and Conference Call Details:

Toll-free North America Dial-in:	(877) 312-9202
International Dial-in:	(408) 774-4000

The live webcast will be available: http://investor.dragonwaveinc.com/events.cfm.

About DragonWave

DragonWave is a leading provider of high-capacity microwave solutions that drive next-generation IP networks. DragonWave’s carrier-grade point-to-point packet microwave systems transmit broadband voice, video and data, enabling service providers, government agencies, enterprises and other organizations to meet their increasing bandwidth requirements rapidly and affordably. The principal application of DragonWave’s products is wireless network backhaul. Additional solutions include leased line replacement, last mile fiber extension and enterprise networks. DragonWave’s corporate headquarters is located in Ottawa, Ontario, with sales locations in Europe, Asia, the Middle East and North America. For more information, visit http://www.dragonwave.com.

DragonWave® and Horizon® are registered trademarks of DragonWave Inc.

Forward-Looking Information

Certain statements in this release constitute forward-looking information within the meaning of applicable securities laws. Forward-looking information includes, without limitation, statements as to growth opportunities and the potential benefits associated with DragonWave’s expected acquisition of the microwave transport business of Nokia Siemens Networks for either Nokia Siemens Networks or DragonWave (referred to below as the “parties”) and expectations regarding the business relationship between the parties. Forward-looking information is based on certain assumptions, including: the parties’ beliefs regarding the industry and markets in which they operate and expectations regarding potential synergies and prospects for the business to be acquired. This forward-looking information is identified by the use of terms and phrases such as “believe”, “expect”, “anticipate”, “foresee”, “target”, “estimate”, “intended”, “designed”, “plans”, “will” or similar expressions. The acquisition is subject to closing conditions, including no material adverse effect. This acquisition is subject to risks and uncertainties including: the risk that the parties will not proceed with the transaction for any reason; that the ultimate terms of the transaction will differ from those that are currently contemplated; that the expected synergies will not materialize, that unexpected costs will be incurred to integrate the Business, or that end-customer demand will not meet expectations. In particular, material risks and uncertainties for DragonWave following closing of the acquisition will include, without limitation:

•                  reliance on Nokia Siemens Networks for a large percentage of DragonWave’s revenues;

•                  increased cash requirements to fund acquired operations, and associated requirements to comply with debt financing covenants with DragonWave’s lenders, which should be understood in light of DragonWave’s history of losses;

•                  increased exposure to global currency fluctuations;

•                  increased regulatory compliance obligations, including possible financial reporting obligations associated with completing a significant acquisition; and

•                  risks associated with acquisitions generally as detailed on pages 20 and 21 of DragonWave’s Annual Information Form dated May 4, 2011 (the “AIF”).

Other risks relating to DragonWave’s business and industry can be found in the public documents filed by DragonWave with U.S. and Canadian securities regulatory authorities, including the AIF. These and other risks could cause DragonWave’s actual results, performance, achievements and developments to differ materially from the results, performance, achievements or developments expressed or implied by such forward-looking information. Readers are cautioned not to place undue reliance on forward-looking information. DragonWave assumes no obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, except as expressly required by law.

Media Contacts

Nadine Kittle	John Lawlor	Becky Obbema
Marketing Communications	VP Investor Relations	Interprose Public Relations
DragonWave Inc.	DragonWave Inc.	(for DragonWave)
nkittle@dragonwaveinc.com	jlawlor@dragonwaveinc.com	becky.obbema@interprosepr.com
Tel: +1 613 599 9991 ext 2262	Tel: +1 613 895 7000	Tel: +1 408 778 2024